As filed with the U.S. Securities and Exchange Commission on December 7, 2018

Registration No. 333-227131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FUQIN FINTECH LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, NY 10952

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1-212-588-0022 — telephone +1-212-826-9307 — facsimile	Fang Liu Esq. Mei & Mark LLP 818 18th Street NW Suite 410 Washington, DC 20006 +1-888-860-5678 x 718 — telephone +1-888-706-1173 — facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  333- 227131

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Proposed Maximum Aggregate offering Price(1)	Amount of Registration Fee(4)
Ordinary Shares, par value US$0.0001 per share(2)	$20,000,000	$2,424
Underwriter Warrants(3)	—	—
Ordinary Shares, par value $0.0001 per share underlying Underwriter Warrants(3)	$1,687,500	$204.53
Total	$21,687,500	$2,628.53

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(3)	The Registrant will issue to the Underwriter warrants to purchase a number of ordinary shares equal to an aggregate of six point seven five percent (6.75%) of the ordinary shares (the “Underwriter Warrant”) sold in the offering. The exercise price of the Underwriter Warrants is equal to 125% of the offering price of the ordinary shares offered hereby. The ordinary shares underlying the Underwriter Warrants are exercisable within three years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.
(4)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The sole purpose of this Post-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-227131) is to re-file Exhibit 5.1, 5.2 and 23.2 to the Registration Statement under Item 8. No other changes have been made to the Registration Statement or the preliminary prospectus forming part thereof. Accordingly, Parts I and II of the Registration Statement have been omitted from this Post-Effective Amendment No. 2 to Registration Statement on Form F-1.

Item 8. Exhibits and Financial Statement Schedules

(a)      Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1**	Form of Underwriting Agreement.
3.1**	Memorandum and Articles of Association of Fuqin Fintech Limited
3.2**	Amended and Restated Memorandum and Articles of Association of Fuqin Fintech Limited
4.1**	Specimen Ordinary Share Certificate
5.1†	Opinion of Ogier, Cayman Islands counsel of Fuqin Fintech Limited, as to the validity of the Ordinary Shares.
5.2†	Opinion of Ortoli Rosenstadt LLP, U.S. counsel of Fuqin Fintech Limited, as to the binding effect of the Underwriter’s warrant agreement
8.1**	Opinion of Ortoli Rosenstadt LLP, U.S. counsel of Fuqin Fintech Limited, as to U.S. federal tax matters.
8.2**	Opinion of Zong Heng Law Firm, PRC counsel of Fuqin Fintech Limited, as to certain PRC tax matters.
10.1**	Form of Subscription Agreement
10.2**	Form of Offering Deposit Account Agent Agreement
10.3**	Form of Private Placement Subscription Agreement for Regulation S investors
10.4**	Form of Private Placement Subscription Agreement for Regulation D investor
10.5**	Form of Employment Agreement
10.6**	Equity Interest Pledge Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.7**	Proxy Agreement and Power of Attorney among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.8**	Master Exclusive Service Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.9**	Business Cooperation Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.10**	Exclusive Option Agreement among Fuqin Jinkong Fintech Development (Beijing) Co. Ltd. and Fuqin Hengye Technology Development (Beijing) Co. Ltd. and its shareholders
10.11**	Form of Offer Letter to Independent Director
14.1**	Code of Business Conduct and Ethics of the Company
21.1**	List of Subsidiaries
23.1**	Consent of ZH CPA, LLC
23.2†	Consent of Ogier, Cayman Islands counsel of Fuqin Fintech Limited (included in Exhibit 5.1).
23.3**	Consent of PRC counsel of Fuqin Fintech Limited (included in Exhibit 8.2)
99.1**	Registrant’s waiver request and representation under Item 8.A.4
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nomination Committee Charter

†	Filed herewith.

**	Previously filed

(b)      Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on December 7, 2018.

Fuqin Fintech Limited

By:	/s/ Xingliang Li
Xingliang Li
Chief Executive Officer (Principal Executive Officer)

By:	/s/ Richard Chen
Richard Chen
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Huaishan Cao	Chairman of the Board	December 7, 2018
Huaishan Cao

/s/ Xingliang Li	Director and Chief Executive Officer	December 7, 2018
Xingliang Li	(Principal Executive Officer)

/s/ Richard Chen	Chief Financial Officer	December 7, 2018
Richard Chen	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jun Lai	Chief Technology Officer	December 7, 2018
Jun Lai

/s/ Lixin Yu	Chief Legal Officer	December 7, 2018
Lixin Yu

/s/ He Wang	Chief Marketing Officer	December 7, 2018
He Wang

/s/ Shan Cui	Director	December 7, 2018
Shan Cui

/s/ Johann Tse	Director	December 7, 2018
Johann Tse

/s/ Liankui Gao	Director	December 7, 2018
Liankui Gao

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of Newport Beach, California, on December 7, 2018.

By:	/s/ Richard Chen
Richard Chen
Authorized Representative in the United States